Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three and Nine Months Ended September 30, 2023

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

	September 30, 2023	Audited December 31, 2022
Assets
Current
Cash and cash equivalents (Note 2)	$4,476,478	$9,229,845
Accounts receivable (Note 3)	-	62,842
Prepaids and other current assets (Note 4)	462,922	275,507
	4,939,400	9,568,194
Property and equipment (Note 6)	4,880,250	5,070,507
Patents and licenses (Note 7)	523,757	510,705
Right of use assets (Note 8)	365,681	241,047
	$10,709,088	$15,390,453
Liabilities
Current
Accounts payable and accrued liabilities (Note 9)	$1,353,208	$3,362,430
Lease liability (Note 8)	167,051	150,951
Contract liabilities (Note 3)	105,263	274,192
Covid-19 government support loans (Note 10)	29,428	29,520
	1,654,950	3,817,093
Non-current lease liability (Note 8)	232,408	128,312
	1,887,358	3,945,405

Shareholders’ Equity
Share capital (Note 11(b))	165,205,349	151,206,539
Warrants and compensation options (Note 12)	670,115	5,905,642
Contributed surplus (Note 13)	54,446,740	51,016,808
Accumulated other comprehensive loss	(2,680,463)	(2,660,281)
Deficit	(208,820,011)	(194,023,660)
	8,821,730	11,445,048
	$10,709,088	$15,390,453

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue (Note 21)	$-	$232,928	$358,226	$353,189
Operating expenses
Selling, marketing and administration (Note 20)	2,697,199	2,074,704	7,773,022	6,904,621
Research and development (Note 20)	2,449,800	2,361,991	7,505,863	7,227,372
Operating expenses	5,146,999	4,436,695	15,278,885	14,131,993
Operating loss before the following	(5,146,999)	(4,203,767)	(14,920,659)	(13,778,804)
Interest expense (Note 8)	(34,890)	(11,707)	(56,635)	(38,128)
Other income, including interest	45,448	57,429	180,943	119,728
Gain on the contribution of intellectual property to joint venture (Note 5)	527,857	496,115	527,857	496,115
Share of loss in joint venture (Note 5)	(527,857)	(379,368)	(527,857)	(1,555,650)
Net loss	(5,136,441)	(4,041,298)	(14,796,351)	(14,756,739)
Deficit, beginning of period	(203,683,570)	(183,702,411)	(194,023,660)	(172,986,970)
Net loss	(5,136,441)	(4,041,298)	(14,796,351)	(14,756,739)
Deficit, end of period	$(208,820,011)	$(187,743,709)	$(208,820,011)	$(187,743,709)
Basic and diluted loss per share (Note 14)	$(0.13)	$(0.11)	$(0.37)	$(0.40)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022

Net loss	$(5,136,441)	$(4,041,298)	$(14,796,351)	$(14,756,739)

Other comprehensive (loss) - net of income taxes
Exchange differences on translating foreign operations	(87,875)	(671,162)	(20,182)	(891,627)

Comprehensive loss	$(5,224,316)	$(4,712,460)	$(14,816,533)	$(15,648,366)

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2023	2022
Share Capital
Beginning balance	$151,206,539	$147,729,846
Funds from the exercise of warrants	7,767,067	284,437
Fair value assigned to warrants exercised	4,418,783	79,547
Funds from the exercise of stock options	612,310	418,845
Fair value assigned to stock options exercised	538,168	374,129
Funds from common shares issued through ATM Financing	983,194	-
Share issue costs	(320,712)	-
Common shares issued to settle accounts payable	-	40,029
September 30,	165,205,349	148,926,833
Warrants
Beginning balance	5,905,642	5,328,455
Fair value assigned to warrants and compensation warrants exercised	(4,418,783)	(79,547)
Fair value of expired warrants	(816,744)	-
September 30,	670,115	5,248,908
Contributed Surplus
Beginning balance	51,016,808	46,954,333
Stock-based compensation	3,151,356	2,847,898
Fair value of stock options exercised	(538,168)	(374,129)
Fair value of expired warrants	816,744	-
September 30,	54,446,740	49,428,102
Accumulated Other Comprehensive Loss
Beginning balance	(2,660,281)	(2,053,917)
Other comprehensive (loss) - translation adjustment	(20,182)	(891,627)
September 30,	(2,680,463)	(2,945,544)
Deficit
Beginning balance	(194,023,660)	(172,986,970)
Net loss	(14,796,351)	(14,756,739)
September 30,	(208,820,011)	(187,743,709)
Total shareholders’ equity	$8,821,730	$12,914,590

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2023	2022
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(14,796,351)	$(14,756,739)
Adjustments for:
Depreciation of property and equipment (Note 6)	1,221,090	770,080
Amortization of right of use asset (Note 8)	129,122	123,345
Amortization of patents and licenses (Note 7)	66,058	58,715
Non-cash interest (Note 8)	40,067	38,128
Stock-based compensation (Note 13)	3,151,356	2,847,898
Gain on contribution of intellectual property to joint venture (Note 5)	(527,857)	(496,115)
Share of loss in joint venture (Note 5)	527,857	1,555,650
	(10,188,658)	(9,859,038)
Net change in non-cash working capital accounts:
Accounts receivable	62,000	-
Prepaid and other current assets	(189,988)	129,515
Accounts payable and accrued liabilities	(2,004,401)	(249,000)
Contract liabilities	(165,263)	389,561
Cash flows from operating activities	(12,486,310)	(9,588,962)
INVESTING ACTIVITIES
Sale of short-term investments	-	6,366,828
Purchase of property and equipment (Note 6)	(1,132,514)	(1,365,917)
Purchase of patents and licenses (Note 7)	(79,110)	(62,475)
Cash flows from investing activities	(1,211,624)	4,938,436
FINANCING ACTIVITIES
Issue of common shares, net of share issue costs (Note 11)	9,041,859	703,282
Payment of lease liability (Note 8)	(173,025)	(159,758)
Cash flows from financing activities	8,868,834	543,524
EFFECT OF EXCHANGE RATE CHANGES ON CASH	75,733	(565,625)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,753,367)	(4,672,627)
CASH AND CASH EQUIVALENTS, beginning of period	9,229,845	14,941,775
CASH AND CASH EQUIVALENTS, end of period	$4,476,478	$10,269,148

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data centre, tele-communications and artificial intelligence markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on November 14, 2023.

As at September 30, 2023, the Company has accumulated losses of $(208,820,011) and working capital of $3,284,450. During the nine months ended September 30, 2023, the Company had negative cash flows from operations of $12,486,310. The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Initiated an at-the-market (“ATM”) equity offering program to raise capital by selling shares directly to the public in the open market. The Canadian only ATM was terminated on August 5, 2023 while the United States-only ATM program was temporarily suspended in September 2023.
2.	Raised gross proceeds of $983,194 from the sale of shares through the ATM.
3.	Established a strict budgetary process with a focus on maintaining an appropriate level of corporate overhead in line with the Company’s available cash resources.

Although the Company has been successful in obtaining equity and similar financings in the past, there is no assurance that it will be able do so in the future. The Company does however, have a reasonable expectation that it will be able to manage its finances in order to continue its operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2022.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc.,(“BB Photonics”), POET Technologies Pte Ltd. (“PTS”) and POET Optoelectronics Shenzhen Co. Ltd. (“POET Shenzhen”). All intercompany balances and transactions have been eliminated on consolidation.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

Financial Instruments

Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive loss. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net loss.

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, contract liabilities and covid-19 government support loans.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Contract liabilities	Amortized cost
Covid-19 government support loans	Amortized cost

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,168,483 (2022 - $1,981,765) and funds invested in US and Canadian Term Deposits of $3,307,995 (2022 - $7,248,080) earning interest at rates ranging from 4% - 4.2% and maturing in less than 90 days.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash and cash equivalents and short-term investments is recognized as earned using the effective interest method.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against payroll costs on the consolidated statements of operations and deficit.

Government Grants

Loans received exclusively from governmental agencies to support the Company throughout the COVID-19 pandemic qualify to be forgiven if certain conditions are met. Forgiveness of COVID-19 related loans will be recognized as other income on the consolidated statements of operations and deficit.

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances

	Contract
	Receivables	Liabilities
Opening balance, January 1, 2023	$62,842	$(274,192)
Changes due to payment, fulfillment of performance obligations or revenues recognized	(62,842)	157,500
Effect of changes in foreign exchange rates	-	11,429
Balance, September 30, 2023	$-	$(105,263)

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	September 30,	December 31,
	2023	2022
Sales tax recoverable and other current assets	$78,005	$128,321
Prepaid expenses	356,814	147,186
Equipment deposit	28,103	-
	$462,922	$275,507

5.	JOINT VENTURE

The Company’s contribution of intellectual property to Super Photonics Xiamen Co., Ltd (“SPX”) was independently valued at $22,500,000 at the time of its contribution. Since the establishment of SPX, the Company recognized a gain of $4,868,225 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $17,631,775 will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced. At September 30, 2023, Sanan IC’s and the Company’s ownership interests were approximately 21.6% and 78.4% respectively. At December 31, 2022 and September 30, 2023, the Company’s investment in SPX was carried at nil because the losses in SPX exceeded the carrying value of the investment.

SPX was determined to be a joint venture as both Sanan IC and POET exercise joint control over SPX. All relevant activity of SPX require unanimous consent.

Summarized financial information of the joint venture is as follows:

	September 30,	December 31,
	2023	2022
Current assets	$1,315,146	$1,951,654
Intangible assets	16,199,173	18,708,065
Liabilities	(154,720)	(180,897)
Owners Equity	(17,359,599)	(20,478,822)

Net loss for the nine months ended September 30, 2023 and 2022	$2,914,956	$1,329,525

The Company recognizes its share of SPX’s profits or losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 79.9% or $(2,329,103), however the Company recognized $(527,857) of the net operating loss of SPX for the nine months ended September 30, 2023 (2022 - 87.9% or $(1,555,650)). In accordance with IAS 28, the Company can only account for a loss to the extent that it carries a net investment in the joint venture on the consolidated statements of financial position.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2022	$-	$117,115	$4,830,020	$183,269	$5,130,404
Additions, net of returns	1,902,713	-	1,087,414	21,435	3,011,562
Reclassification	(141,702)	-	162,917	(21,215)	-
Effect of changes in foreign exchange rates	54,898	6,544	11,270	(5,586)	67,126
Balance, December 31, 2022	1,815,909	123,659	6,091,621	177,903	8,209,092
Additions	206,378	-	913,731	12,405	1,132,514
Reclassification	(2,016,605)	-	2,016,605	-	-
Effect of changes in foreign exchange rates, net	(5,682)	(883)	(99,377)	4,261	(101,681)
Balance, September 30, 2023	-	122,776	8,922,580	194,569	9,239,925
Accumulated Depreciation
Balance, January 1, 2022	-	29,526	1,930,726	105,918	2,066,170
Depreciation	-	24,079	1,000,085	30,100	1,054,264
Effect on changes in foreign exchange rates	-	2,529	27,727	(12,105)	18,151
Balance, December 31, 2022	-	56,134	2,958,538	123,913	3,138,585
Depreciation for the period	-	18,544	1,178,524	24,022	1,221,090
Balance, September 30, 2023	-	74,678	4,137,062	147,935	4,359,675
Carrying Amounts
At December 31, 2022	$1,815,909	$67,525	$3,133,083	$53,990	$5,070,507
At September 30, 2023	$-	$48,098	$4,785,518	$46,634	$4,880,250

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2022	$996,461
Additions	62,475
Balance, December 31, 2022	1,058,936
Additions	79,110
Balance, September 30, 2023	1,138,046
Accumulated Depreciation
Balance, January 1, 2022	467,985
Amortization	80,246
Balance, December 31, 2022	548,231
Amortization during the period	66,058
Balance, September 30, 2023	614,289
Carrying Amounts
At December 31, 2022	$510,705
At September 30, 2023	$523,757

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%.

Right of use asset	Building
Cost
Balance, January 1, 2022	$649,110
Lease modification	81,542
Balance, December 31, 2022	730,652
Additions	260,352
Balance, September 30, 2023	991,004

Accumulated Amortization
Balance, January 1, 2022	322,220
Amortization	158,648
Effect of changes in foreign exchange rates	8,737
Balance, December 31, 2022	489,605
Amortization during the period	129,122
Effect of changes in foreign exchange rates, net	6,596
Balance, September 30, 2023	625,323

Carrying Amounts
At December 31, 2022	$241,047
At September 30, 2023	$365,681

Lease liability
Balance, January 1, 2022	$359,348
Interest expense	49,738
Lease payments	(204,518)
Lease modification	81,542
Effect of changes in foreign exchange rates	(6,847)
Balance, December 31, 2022	279,263
Additions	260,352
Interest expense (1)	40,067
Lease payments	(172,820)
Effect of changes in foreign exchange rates, net	(7,403)
Balance, September 30, 2023	$399,459

(1) The Company paid $16,568 in other finance costs.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2023	2022
Trade payable	$848,075	$2,723,531
Payroll related liabilities	449,465	452,751
Accrued liabilities	55,668	186,148
	$1,353,208	$3,362,430

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	COVID-19 GOVERNMENT SUPPORT LOANS

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $29,428 (CA$40,000) until December 31, 2023. If 75% of the loan is repaid by December 31, 2023, the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $29,428 (2022 - $29,520) through the CEBA. If the loan has not been repaid by December 31, 2023, the outstanding amount will be automatically extended for an additional two years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company expects to repay 75% of the amount borrowed prior to December 31, 2023.

11.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares

One special voting share

(b)	COMMON SHARES ISSUED

	Number of Shares	Amount
Balance, January 1, 2022	36,494,228	$147,729,846
Shares issued to settle accounts payable	5,422	40,029
Funds from common shares issued on private placement	1,126,635	3,184,332
Fair value of warrants issued on private placement	-	(656,734)
Share issue costs	-	(247,892)
Funds from the exercise of stock options	143,437	418,845
Fair value of stock options exercised	-	374,129
Funds from the exercise of warrants and compensation warrants	72,500	284,437
Fair value of warrants and compensation warrants exercised	-	79,547
Adjustment for 10 for 1 share consolidation	(272)	-
Balance, December 31, 2022	37,841,950	151,206,539
Funds from the exercise of stock options	245,606	612,310
Fair value of stock options exercised	-	538,168
Funds from the exercise of warrants	2,364,066	7,767,067
Fair value of warrants exercised	-	4,418,783
Funds from Common shares issued through ATM financing	227,673	983,194
Share issue costs	-	(320,712)
Balance, September 30, 2023	40,679,295	$165,205,349

During the nine months ended September 30, 2023, the Company raised gross proceeds of $983,194 from the issuance of 227,673 common shares through an Equity Distribution Agreement, (“EDA”) with multiple agents. Pursuant to the EDA, the Company established an at-the-market (“ATM”) equity offering program whereby the Company may, at its discretion, during the term of the ATM agreement issue and sell, through the agents such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$30 million. The agents were paid a commission of 3% or $29,486 of the gross proceeds raised through the ATM. The Company incurred additional financing costs including legal and filing fees of $291,226.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical	Number of
	Average Exercise Price	Warrants/ Compensation options	Historical Fair value

Balance, January 1, 2022	$7.10	3,021,353	$5,328,455
Fair value of warrant issued on private placement	1.17	563,318	656,734
Historical fair value assigned to warrants exercised	3.90	(72,500)	(79,547)
Balance, December 31, 2022	6.15	3,512,171	5,905,642
Historical fair value assigned to warrants exercised	3.27	(2,364,066)	(4,418,783)
Historical fair value of warrants expired	4.50	(584,787)	(816,744)
Balance, September 30, 2023	$3.64	563,318	$670,115

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 30, 2023, shareholders of the Company approved a fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan replaces the 2021 stock option plan. The Omnibus Plan provides flexibility to the Company to grant different forms of equity-based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”). The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 8,056,055 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Historical Weighted average Exercise Price
Balance, January 1, 2022	4,959,617	$4.40
Expired/cancelled	(117,438)	6.02
Exercised	(143,437)	2.85
Granted	2,043,083	3.32
Balance, December 31, 2022	6,741,825	4.10
Expired/cancelled	(182,750)	4.66
Exercised	(245,606)	2.49
Granted	1,002,170	4.11
Balance, September 30, 2023	7,315,639	$4.14

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

During the nine months ended September 30, 2023, the Company granted 1,002,170 (nine months ended September 30, 2022 - 242,939) stock options to employees and consultants of the Company to purchase common shares at an average price of $4.11 (nine months ended September 30, 2022 - $6.39) per share.

During the nine months ended September 30, 2023, the Company recorded stock-based compensation of

$3,151,356 (nine months ended September 30, 2022 - $2,847,898) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

Nine Months Ended September 30,	2023	2022

Weighted average exercise price	$4.11	$6.39
Weighted average risk-free interest rate	2.88% - 3.48%	1.80% - 3.5%
Weighted average dividend yield	0%	0%
Weighted average volatility	82.45%	84.74%
Weighted average estimated life	10 years	10 years
Weighted average share price	$4.11	$6.39
Share price on the various grant dates:	$4.05 - $4.63	$4.37 - $6.86
Weighted average fair value	$3.42	$5.41

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at September 30, 2023 are as follows:

Options Outstanding			Options Exercisable
Exercise Range	Number Outstanding	Historical Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Historical Weighted Average Exercise Price
$0.82 - $1.93	7,000	$1.91	4.84	7,000	$1.91
$1.93 - $2.76	1,873,823	$2.38	6.42	1,267,829	$2.28
$2.76 - $8.84	5,434,816	$4.31	7.46	3,208,513	$4.21
	7,315,639	$3.81	7.20	4,483,342	$3.66

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.	LOSS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Numerator
Net loss	$(5,136,441)	$(4,041,298)	$(14,796,351)	$(14,756,739)
Denominator
Weighted average number of common shares outstanding - basic and diluted	40,565,912	36,672,390	39,716,526	36,589,778
Basic and diluted loss per share	$(0.13)	$(0.11)	$(0.37)	$(0.40)

The effect of common share purchase options, warrants and broker warrants on the net loss is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The Company’s design and testing operations was initiated on April 1, 2021 and expires on September 30, 2025. The lease on the Company’s operating facilities in Singapore terminated on May 31, 2023. The lease was renewed on June 1, 2023 and expires on March 31, 2027. The lease on the Company’s operating facilities in China was initiated in November 19, 2021 and expires on November 18, 2023. The lease on the operating facility in China has since been renewed for another three year term, expiring on November 18, 2026. As of September 30, 2023, the Company’s head office was on a month to month lease term.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

October 1, 2023 to December 31, 2023	$66,019
2024 and beyond	457,230
$523,249

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Salaries	$499,160	$504,099	$1,505,341	$1,472,296
Share-based payments (1)	493,952	351,751	1,386,341	1,223,152
Total	$993,112	$855,850	$2,891,682	$2,695,448

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen and PTS

OPEL, ODIS, POET Shenzhen and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in China and Singapore (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2023
As of September 30,	Asia	US	Canada	Consolidated
Current assets	$165,961	$417,624	$4,355,815	$4,939,400
Property and equipment	4,300,857	579,393	-	4,880,250
Patents and licenses	-	523,757	-	523,757
Right of use assets	242,168	123,513	-	365,681
Total Assets	$4,708,986	$1,644,287	$4,355,815	$10,709,088

For the Nine Months Ended September 30,	Asia	US	Canada	Consolidated
Revenue	$358,226	$-	$-	$358,226
Selling, marketing and administration	$(2,025,536)	$(4,542,054)	$(1,205,432)	$(7,773,022)
Research and development	(4,646,713)	(2,739,509)	(119,641)	(7,505,863)
Interest expense	(20,243)	(36,392)	-	(56,635)
Share of loss in joint venture	(527,857)	-	-	(527,857)
Gain from contribution of IP to joint venture	527,857	-	-	527,857
Other income, including Interest	-	-	180,943	180,943
Net loss	$(6,334,266)	$(7,317,955)	$(1,144,130)	$(14,796,351)

	2022
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$664,658	$133,501	$8,770,035	$9,568,194
Property and equipment	4,496,734	573,773	-	5,070,507
Patents and licenses	-	510,705	-	510,705
Right of use assets	55,775	185,272	-	241,047
Total Assets	$5,217,167	$1,403,251	$8,770,035	$15,390,453

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (continued)

For the Nine Months Ended September 30,	Asia	US	Canada	Consolidated
Revenue	$353,189	$-	$-	$353,189
Selling, marketing and administration	$(1,549,628)	$(4,280,844)	$(1,074,149)	$(6,904,621)
Research and development	(3,992,505)	(3,099,397)	(135,470)	(7,227,372)
Interest	(14,429)	(23,699)	-	(38,128)
Share of loss in joint venture	(1,555,650)	-	-	(1,555,650)
Gain from contribution of IP to joint venture	496,115	-	-	496,115
Other income, including interest	-	-	119,728	119,728
Net loss	$(6,262,908)	$(7,403,940)	$(1,089,891)	$(14,756,739)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, covid-19 government support loans and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	September 30,	December 31,
	2023	2022
Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$4,476,478	$9,229,845
Receivables, measured at amortized cost:
Accounts receivable	$-	$62,842
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,353,208)	$(3,362,430)
Covid-19 government support loans	$(29,428)	$(29,520)
Contract liabilities	$(105,263)	$(274,192)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $8,200.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are not sufficient to fund operating and investing activities beyond one year from the date of these unaudited condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents and short-term investments. The components of capital on September 30, 2023 were:

Cash and cash equivalents and short-term investments	$4,476,478
Shareholders’ equity	$220,322,204

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis.

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Wages and benefits	$1,074,549	$1,042,347	$3,221,450	$2,990,224
Subcontract fees	314,296	400,475	1,632,010	1,720,487
Stock-based compensation	406,536	477,224	1,109,171	1,280,702
Supplies	654,419	441,945	1,543,232	1,235,959
	$2,449,800	$2,361,991	$7,505,863	$7,227,372

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$845,112	$403,572	$2,042,185	$1,567,196
Wages and benefits	640,241	646,349	1,973,231	1,983,180
General expenses	387,183	435,990	1,375,911	1,558,810
Professional fees	273,905	203,778	842,403	743,075
Depreciation and amortization	508,484	336,446	1,416,271	952,141
Rent and facility costs	42,274	48,569	123,021	100,219
	$2,697,199	$2,074,704	$7,773,022	$6,904,621

21.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the three and nine months ended September 30, 2023, the Company recognized nil and $358,226 respectively (2022 - $232,928 and $353,189) from non-recurring engineering services. The revenue is recognized over time.

22.	SUBSEQUENT EVENTS

On November 2, 2023, the Company commenced an underwritten public offering in the United States (the “U.S. Offering”). Concurrently, the Company also commenced an offering in Canada (the “LIFE Offering” and, together with the U.S. Offering, the “Offering”). The Offering consists of common shares of the Company and warrants to purchase common shares and is subject to market conditions.

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